Exhibit 2.1

DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

As of the date of the Annual Report on Form 20-F of which this Exhibit 2.1 is a part, IM Cannabis Corp. (the “Company”) had the following securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”):

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value	IMCC	Nasdaq Capital Market

Common Shares:

The following description of our common shares (the “Common Shares”) is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our articles, as amended (the “Articles”), which are filed as Exhibit 1.1 to the Annual Report on Form 20-F of which this Exhibit 2.1 is a part.

We have 12,846,645 Common Shares issued and outstanding as of March 29, 2023, and we are authorized to issue an unlimited number of Common Shares, without par value.

Rights, Preferences, and Restrictions

Holders of Common Shares are entitled to receive notice of any meeting of shareholders of the Company, to attend such meeting and on a vote by show of hands, are entitled to one vote on a matter at such meeting and, on a poll, are entitled to one vote in respect of each Common Share held by that shareholder, and may exercise that vote either in person or by proxy. Holders of Common Shares are also entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Board at its discretion from funds legally available therefor and upon the liquidation, dissolution, or winding up of the Company are entitled to receive on a pro rata basis, the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions, and conditions attaching to any other series or class of shares ranking senior in priority. Common Shares do not carry any pre-emptive, subscription, redemption, conversion rights, sinking fund provisions, liability to further capital calls by the Company, or provisions discriminating against any existing or prospective holder of Common Shares as a result of such shareholder owning a substantial number of Common Shares.

The rights of shareholders of the Company may be altered only with the approval of the holders of a majority of the Common Shares voted at a meeting of the Company’s shareholders called and held in accordance with the Articles and applicable law.

Pre-emptive Rights

Our Common Shares do not contain any pre-emptive purchase rights to any of our securities.

Transferability

There are no conditions imposed by the Articles governing changes in the capital where such conditions are more significant than is required by the corporate laws of the Province of British Columbia for as long as the Company is a public company. Otherwise, Section 25.3 of the Articles provides that if the Company ceases to be a public company and statutory reporting company provisions do not apply, no share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

Action(s) to change Rights attaching to our Common Shares

Subject to the Business Corporations Act (British Columbia), the Company may by ordinary resolution (i) create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued, or (ii) vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued. An “ordinary resolution” is defined in the Business Corporations Act (British Columbia) and means (i) a resolution passed at a meeting by a simple majority of the votes cast by shareholders at the meeting, or (ii) a resolution consented to in writing by the shareholders that would have been entitled to vote at a meeting of the shareholders on such resolution carrying at least a two thirds of the votes entitled to be cast on such resolution.

Change in Control Restrictions

There are no provisions in the Company’s constating documents or under applicable corporate law that would have the effect of delaying, deferring or preventing a change in the control of the Company, or that would operate with respect to any proposed merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries.

Ownership Disclosure Threshold

 For as long as the Company remains a reporting issuer (as defined under the Securities Act (British Columbia)), there are no provisions in the Company’s constating documents or under applicable corporate law requiring share ownership to be disclosed. Securities legislation in Canada requires that shareholder ownership (as well as ownership of an interest in, or right or obligation associated with, a related financial instrument of a security of the Company) must be disclosed once a person becomes a reporting insider as such term is defined in National Instrument 55-104 – Insider Reporting Requirements and Exemptions, which includes any person who beneficially owns or has control or direction over, directly or indirectly, securities of a reporting issuer carrying more than 10% of the voting rights attached to all the reporting issuer’s outstanding voting securities on a partially diluted basis. This threshold is higher than the 5% threshold under U.S. securities legislation at which stockholders must report their share ownership.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Shares is Computershare Investor Services Inc. Its address is 510 Burrard St., 3rd Floor, Vancouver, British Columbia V6C 3B9 and its telephone number is 1-800-564-6253.  The United States co-transfer agent of the Company is Continental Stock Transfer & Trust Company, located at 1 State Street, 30th Floor, New York, NY 10004-1561.